Exhibit 99.1

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

August 18, 2005
Basel, Switzerland

News Release

Ciba Specialty Chemicals Half Year Results 2005

Strategic Repositioning of Textile Effects Business

·	Sales up 9% in local currencies, 7% in Swiss francs

·	Further increases in sales prices, with raw material costs stabilizing

·	Project Shape accelerated, savings now coming through

·	Strategic repositioning of Textile Effects business

·	Ciba Specialty Chemicals appoints Chief Operating Officer

·	Mixed business conditions reflected in outlook

Financial highlights (in millions of Swiss francs, except per share data and percentages)

First half year to first half year comparison (unaudited)

	Excluding restructuring				Including restructuring
			Change in %
Six months ended June 30,	2005	2004	CHF	Local curr.(a)	2005	2004
Net sales	3 649	3 405	+7	+9
Gross profit	1 062	1 114	-5	-3
Operating income	272	330	-18	-14	222	330
Net income	182	201	-10		146	201
Earnings per share, basic and diluted	2.77	3.03	-9		2.22	3.03
Adjusted EBITDA(1)	480	513	-6
Adjusted EBITDA(1) margin	13.2%	15.1%
Free cash flow(2)	(178)	10			(200)	10

(1)   Adjusted EBITDA is calculated as operating income plus depreciation and amortization. In financial statements published prior to June 30, 2005, the Company referred to adjusted EBITDA as EBITDA.

(2)   Free cash flow is calculated as cash flows from operating activities from continuing operations less net cash from investing activities before sale (acquisition) of businesses, net of cash. In financial statements published prior to June 30, 2005, the Company also deducted a pro-forma CHF 2 per share dividend from the calculation of free cash flow. The 2004 free cash flow figures presented here have been adjusted accordingly.

In addition, please see consolidated financial highlights and notes to news release at the end of this document.

“Overall, the business environment was mixed,” said Armin Meyer, Chairman of the Board and CEO, commenting on the results, “however, we made progress in the second quarter of 2005, with several areas of the business developing well and further sales price increases being pushed through. Project Shape is on track, with the integration of Raisio Chemicals moving ahead rapidly and measures in Textile Effects being accelerated. We will implement further measures in the second half to enhance margins, with a continued drive to increase sales prices and realize cost savings. Cash flow will be improved with a strong focus on profitability and the reduction of current assets. In addition, we are well advanced with the evaluation of strategic options to reposition the Textile Effects business. These range from internal solutions to a divestment.”

Half Year Results Overview

The development of the business overall was mixed, with good growth in Asia, especially China and India, as well as in South America, while Europe and NAFTA were flat. Demand in some customer industries, notably personal care and packaging, was strong; while in others, like the automotive industry, demand was lower than the first half of 2004. The lockout of the paper industry in Finland also resulted in a loss of sales of CHF 30-40 million. This is a shortfall of around 2 percent of sales growth in the second quarter.

Currency exchange rates developed favorably in the second quarter, almost reaching 2004 levels for the same period. The overall currency impact for the first half of 2005, however, was negative over the same period in 2004, with the US dollar 5 percent weaker against the Swiss franc.

Sales up 9 percent in local currencies - price increases pushed through

Sales for the period were up 9 percent in local currencies and 7 percent in Swiss francs. Sales prices were 2 percent higher than the first half of 2004 and were continually increased throughout the period. Volumes were up 7 percent over the first half of 2004. Estimated within this increase is an acquisition effect of approximately 10 percent, relating to Raisio Chemicals.

In local currencies, sales in Europe were up 14 percent; sales in the Americas increased 1 percent and in Asia Pacific, 10 percent. Growth in China and India was particularly strong.

Profitability improved from first to second quarter

Gross profit margin was 29.1 percent of sales, compared with 32.7 percent in the first half of 2004. This decline is partly due to the different cost structure of Raisio Chemicals, acquired in June 2004, as well as the strong increase in raw material costs, estimated at 9 percent between the first half of 2004 and the first half of 2005, as well as higher utility costs. Capacity utilization was slightly lower than the first half of 2004, due to lower demand in the automotive industry and with the impact of the lockout in the paper industry in Finland.

Selling, general and administrative expenses were below the levels of 2004. This improvement was despite acquisition effect and reflects savings from Project Shape, along with general cost saving measures. R&D investment remained at 4.1 percent of sales.

Operating income before restructuring was 18 percent lower than 2004 at CHF 272 million and adjusted EBITDA, operating income plus depreciation and amortization, was down 6 percent to CHF 480 million, before restructuring. Adjusted EBITDA margin before restructuring, of 13.2 percent of sales, showed an improvement from the first to the second quarter, although it is lower than the 15.1 percent of the previous year.

Savings of approximately CHF 20 million were realized in the first half of 2005, from Project Shape, the integration of Raisio Chemicals and the realignment measures in Textile Effects. Approximately 200 positions globally were reduced as part of Project Shape, during the first half of the year.

Net interest remained at 2004 levels and other financial expenses were almost nil, indicating that hedging activities had successfully offset the impact of swings in currency movements on the transactional exposure of the Company. Income taxes were at 28 percent of pre tax profit, while the tax charge in 2004 reflected one-time gains.

Net income for the first half of the year was CHF 146 million, compared with CHF 201 million for the first half of 2004. Included in net income for the first half is CHF 36 million of restructuring charges, as well as CHF 30 million of income from discontinued operations. This income relates to the final court decision in June 2005, of an outstanding lawsuit still pending from the divestment of the Performance Polymers business in 2000, which found in the Company’s favor. Comparable net income for the first half of 2005 - excluding restructuring charges from Project Shape, income from discontinued operations and the 2004 one time tax benefit - was 18 percent lower at CHF 152 million, (CHF 186 million in the first half of 2004).

Free cash flow impacted by higher inventory value

Free cash flow was a negative CHF 200 million, compared with CHF 10 million during the first half of 2004. Free cash flow during the first half of the year is traditionally substantially weaker than the second half, with a seasonal, mid-year build-up of inventories, interest payments on the debt, as well as most income tax payments for the Company, occurring during this period. This usually leads to a higher cash-out of CHF 150-180 million during the first six months of the year.

The lower free cash flow in the first half of 2005 compared with 2004, reflects the increased inventory value, relating to higher raw material costs, as well as a lower operating income. There will be a strong focus on profitability and reducing current assets in the second half of 2005.

Cash and cash equivalents decreased by CHF 835 million. This was primarily due to the payout to shareholders and the repayment of maturing long-term debt, but also to smaller acquisitions and the weaker operating cash flow.

The balance sheet remains strong, with a debt to equity ratio of approximately 1:2.

Second Quarter Overview

Financial highlights (in millions of Swiss francs, except per share data and percentages)

2nd quarter to 2nd quarter comparisons (unaudited)
	Excluding restructuring				Including restructuring
			Change in %
Three months ended June 30,	2005	2004	CHF	Local curr. (a)	2005	2004
Net sales	1 858	1 734	+7	+8
Gross profit	525	559	-6	-5
Operating income	142	160	-11	-10	100	160
Net income	109	99	+10		79	99
Earnings per share, basic and diluted	1.67	1.51	+10		1.21	1.51
Adjusted EBITDA(1)	247	252	-2
Adjusted EBITDA margin (1) margin	13.3%	14.5%

Sales increased 8 percent in local currencies and 7 percent in Swiss francs in the second quarter of 2005. Sales prices for the second quarter increased 3 percent, with volumes, including acquisition effect, up 5 percent over the second quarter of 2004. Compared with the first quarter of 2005, sales increased 4 percent, signaling further improvements. Sales in Europe were adversely affected by the lockout of the paper industry in Finland, causing a loss in sales of CHF 30-40 million, approximately 2 percent of the Company’s quarterly sales.

Gross profit margin at 28.3 percent, was lower than the first quarter, primarily due to reduced capacity utilization. The increases in raw material costs slowed down considerably in the second quarter.

Selling, general and administrative expenses were reduced, reflecting amongst other factors, savings coming from Project Shape.

Restructuring charges relating to Project Shape amounted to CHF 42 million (CHF 30 million after tax), in the second quarter.

Operating income before restructuring was 11 percent lower than the same period last year. Adjusted EBITDA margin before restructuring was 13.3 percent, as compared with 14.5 percent in the second quarter of 2004. It increased over the first quarter of 2005, indicating some improvement.

Net income for the second quarter was CHF 79 million. This figure includes CHF 30 million of restructuring charges, as well as CHF 30 million of income from discontinued operations relating to provisions from the Performance Polymers divestment in 2000. Comparable net income - excluding the impact of the provisions, as well as after tax restructuring charges - is 6 percent lower than in the second quarter of 2004, although it is higher than the first quarter of 2005.

Project Shape accelerated

The integration of Raisio Chemicals into the Water & Paper Treatment segment is moving ahead rapidly. Measures have been implemented to fully leverage synergies and the target for the Water & Paper Treatment segment to reach 14-15 percent adjusted EBITDA margin next year, is on track.

In the Textile Effects business, the action taken to realign the business in response to the shift of the textiles market and of Ciba Specialty Chemicals customers to Asia has made progress, however this process has been expanded and speeded up in order to realize higher savings earlier.

Savings from Project Shape of approximately CHF 20 million were made, with a reduction of approximately 200 positions globally. The acceleration and expansion will increase the expected savings for 2005 to CHF 60 million, from the CHF 35 million previously forecasted, with 600 positions in total, reduced during the year. Overall, annualized savings from Project Shape will increase from the CHF 130 million (CHF 90 million after tax) previously announced, to CHF 180 million by 2007.

Restructuring charges for Project Shape in 2005 will increase by CHF 80 million to CHF 130 million. Of this, CHF 50 million has been incurred in the first half of 2005.

Strategic repositioning of Textile Effects business

The shift of the textile market and customers to Asia was greatly accelerated by the ending of the WTO quotas, and is expected to continue over the coming years. A comprehensive strategic review of the Textile Effects business and its environment concluded that the global textile market will continue to offer attractive opportunities. However, while the underlying business has a strong market position and is a leader in innovation and quality, additional action is needed in order to put the business on a lower cost base, with higher, sustainable levels of profitability. The evaluation of potential strategic options is now well advanced and these options range from internal solutions, to a divestment of the business.

Armin Meyer, Chairman of the Board and CEO, comments:
“We are committed to finding a solution which secures a sustainable future for the Textile Effects business, strengthens the Company’s overall position and takes into account the interests of employees. The Ciba Specialty Chemicals strategy remains focused on further strengthening its businesses with sustainable, profitable growth.”

Strengthening innovation - further expansion in Asia

Innovation remains a priority for the Company. During the first half of 2005, the high value, high technology pigments business was reinforced with the acquisition of Metasheen, a high reflectance aluminum technology. Together with the joint venture for pearlescent effect pigments in China and other technological cooperation in this field, Ciba Specialty Chemicals has now built up a strong product offering in the effect pigments market. The Company has also successfully launched a new photoinitiator for the lucrative LCD market.

Ciba Specialty Chemicals continues to expand activities in Asia. The Daihan Swiss acquisition has provided a stronger, integrated platform for the pigments business in Korea. Similarly, the acquisition of the Raisio Chemicals businesses in China and Korea has further built up market presence for Paper Chemicals. The new research center in Shanghai was opened in April.

Substantial investment into new production facilities for Coating Effects will be made in India. In addition, there will be an investment in a new production facility for Plastic Additives in Asia Pacific in the next few months, to benefit from the anticipated growth in plastics manufacturing in Asia and the Middle East.

Ciba Specialty Chemicals appoints Chief Operating Officer

Ciba Specialty Chemicals has announced an adapted Executive Committee structure, to reflect the changing needs of the Company and its markets, which will, according to Armin Meyer, “strengthen our strategic and operational leadership.” The main change is the new position of Chief Operating Officer (see separate news release).

Segment Overview

Sales for the six months in Plastic Additives were CHF 936 million, on a par with the high levels reached in the first half of 2004. Strong sales price increases, especially in Base Polymers, were achieved during the period, offsetting raw material cost increases. Volumes were lower as the segment declined unprofitable business. Production levels were reduced in the second quarter to limit inventory build ups. Adjusted EBITDA margin was higher at 17.7 percent, from 16.6 percent in the first six months of 2004.

Coating Effects sales for the six months were down 4 percent in local currencies over the same period in 2004. Key to this decline, both in volumes and prices, was the impact of the continued reduction in the optical information storage business. In addition, the slowdown in the automotive industry, particularly in the US, but also to some extent in Europe, had a visible impact. There was, however, strong growth in products for industrial and decorative paints. Adjusted EBITDA margin stabilized in the first half 2005 at 19.4 percent, compared with 22.4 percent in the first six months of 2004.

Water & Paper Treatment made progress with increased sales as a result of the Raisio Chemicals acquisition, as well as double digit organic growth in the Water Treatment business. The paper business was impacted by the lockout in the Finnish paper industry, with a loss in sales of approximately CHF 30-40 million and the resultant effect on capacity utilization. Sales prices went up considerably in the Water Treatment business line, where there were significant raw material cost increases. Adjusted EBITDA margin continued to improve from the first to the second quarter, as sales price increases came through and efficiencies are now being realized from the Raisio Chemicals acquisition. The segment remains committed to reaching the target profitability levels of 14-15 percent adjusted EBITDA margin in 2006.

Textile Effects sales were 4 percent lower in local currencies from the first six months of 2004, as a result of weaker sales in Textile Dyes. Textile Chemicals, however, held up well. Sales improved from the first to the second quarter. Adjusted EBITDA margin of 8 percent was below that of the first six months of 2004, although there was a noticeable recovery from the first to the second quarter. This recovery stems from benefits of Project Shape, as well as a drive to increase sales levels and keep operational costs down.

Outlook

Business conditions for the first half of the year were influenced by varying demand across different customer industries. The Company anticipates a similar pattern for the remainder of the year. Growth in Asia is expected to continue, with little change in demand in Europe and the Americas. Raw material costs are expected to stabilize in the second half, however, it is difficult to make an accurate forecast with volatile oil prices. Further action will be implemented during the second half to ensure improved results, and particularly, a significantly higher level of cash flow.

Assuming this continuation of current business conditions, for the full year 2005, the Company expects higher sales in local currencies and a slightly higher adjusted EBITDA in Swiss francs, compared with 2004. Net income on a comparable basis, excluding periodic benefits and restructuring charges, is expected to be around the same level as 2004. It will, however, be challenging to achieve a free cash flow within the range previously indicated, CHF 380-480 million, excluding dividend.

Project Shape will result in savings for 2005 of approximately CHF 60 million, with 600 positions in total reduced during the year. Restructuring charges for Project Shape in 2005 will increase by CHF 80 million to CHF 130 million.

Overall, the acceleration and expansion of Project Shape will increase annualized savings by 2007, from the CHF 130 million (CHF 90 million after tax) previously announced, to CHF 180 million.

The financial impact of the repositioning of Textile Effects is not yet quantifiable.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2004, the Company generated sales of 7 billion Swiss francs and invested 288 million in R&D.

Virtual news kit: www.cibasc.com/media
·	News release in full (PDF)
·	Half Year Financial Statements (PDF)
·	Media presentation (available from 11:00 CET onwards)
·	Photos Ciba Specialty Chemicals

Financial calendar
·	November 2, 2005: Nine Month 2005 financial results

For further information please contact:

Media:  Tel. +41 61 636 4444  Fax +41 61 636 3019

Investor Relations:  Tel. +41 61 636 5081 Fax +41 61 636 5111

Ciba Specialty Chemicals

Half Year Report 2005

Consolidated Financial Highlights (unaudited) (in millions of Swiss francs, except per share data and percentages)

Change in %
Statements of income Six months ended June 30,	2005	2004	CHF	Local curr.(a)
Net sales	3 649	3 405	+7	+9
Gross profit	1 062	1 114	-5	-3
Operating income before restructuring charges	272	330	-18	-14
Restructuring charges(b)	(50)	0
Operating income	222	330	-33	-29
Financial income and expense, net	(57)	(71)
Income from continuing operations, before income taxes and minority interest	165	259	-36
Provision for income taxes	(46)	(55)
Minority interest	(3)	(3)
Income from continuing operations	116	201	-43
Income from discontinuing operations, net of tax	30	0
Net income	146	201	-27
Net income before restructuring charges	182	201	-10

Earnings per share, basic and diluted	2.22	3.03	-27
Earnings per share before restructuring charges, basic and diluted	2.77	3.03	-9

Adjusted EBITDA before restructuring charges	480	513	-6	-3

Balance sheets	June 30, 2005	Dec 31, 2004
Current assets	4 001	4 382
Property, plant and equipment, net	3 113	3 015
Other long-term assets	3 747	3 609
Total assets	10 861	11 006
Current liabilities	1 879	2 140
Long-term liabilities	4 691	4 647
Minority interest	78	68
Shareholders’ equity	4 213	4 151
Total liabilities and shareholders’ equity	10 861	11 006

Net debt	2 418	1 840

Statements of cash flows Six months ended June 30,	2005	2004
Net cash (used in) provided by operating activities	(104)	122
Net cash used in investing activities	(128)	(796)
Net cash used in financing activities	(641)	(382)
Effect of exchange rate changes on cash and cash equivalents	38	(20)
Net decrease in cash and cash equivalents	(835)	(1 076)

Free cash flow	(200)	10

Condensed Business Segment Data (unaudited) (in millions of Swiss francs)
			Change in %					Change in %
Six months ended June 30,	2005	2004	CHF	Local curr. (a)	Six months ended June 30,	2005	2004	CHF	Local curr. (a)

Net sales					Adjusted EBITDA before restructuring charges
Plastic Additives	936	953	-2	0	Plastic Additives	166	158	+5	+7
Coating Effects	897	950	-6	-4	Coating Effects	174	213	-18	-15
Water & Paper Treatment	1 170	811	+44	+47	Water & Paper Treatment	137	112	+22	+23
Textile Effects	646	691	-7	-4	Textile Effects	52	72	-28	-22
					Corporate	(49)	(42)
Total net sales	3 649	3 405	+7	+9	Total adjusted EBITDA before restructuring charges	480	513	-6	-3

Operating income before restructuring charges					Operating income margin(c) before restructuring charges
Plastic Additives	121	110	+11	+13	Plastic Additives	13.0%	11.5%
Coating Effects	121	161	-25	-22	Coating Effects	13.5%	17.0%
Water & Paper Treatment	57	62	-8	-9	Water & Paper Treatment	4.9%	7.6%
Textile Effects	25	45	-45	-35	Textile Effects	3.8%	6.5%
Corporate and other expenses	(52)	(48)
Total operating income before restructuring charges	272	330	-18	-14	Operating income margin before restructuring charges	7.4%	9.7%

Depreciation and amortization					Adjusted EBITDA margin(d) before restructuring charges
Plastic Additives	45	48	-9	-8	Plastic Additives	17.7%	16.6%
Coating Effects	53	52	+2	+4	Coating Effects	19.4%	22.4%
Water & Paper Treatment	80	50	+59	+63	Water & Paper Treatment	11.7%	13.9%
Textile Effects	27	27	-2	0	Textile Effects	8.0%	10.5%
Corporate	3	6
Total depreciation and amortization	208	183	+14	+16	Adjusted EBITDA margin before restructuring charges	13.2%	15.1%

Exchange rates of principal currencies to CHF (unaudited)

			Statement of income average rates		Balance sheet period-end rates
			Six months ended June 30,		June 30,	Dec 31,
			2005	2004	2005	2004
1	U.S. dollar	(USD)	1.20	1.27	1.27	1.15
1	British pound	(GBP)	2.25	2.30	2.32	2.21
1	Euro	(EUR)	1.55	1.55	1.54	1.54
100	Japanese yen	(JPY)	1.13	1.17	1.16	1.11

			Three months ended June 30,		June 30,	Dec 31,
			2005	2004	2005	2004
1	U.S. dollar	(USD)	1.22	1.28	1.27	1.15
1	British pound	(GBP)	2.27	2.31	2.32	2.21
1	Euro	(EUR)	1.54	1.54	1.54	1.54
100	Japanese yen	(JPY)	1.14	1.17	1.16	1.11

Notes to news release:

(a)   Change in percent in local currencies reflects the percent change in (i) 2005 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2004 and (ii) 2004 results, as reported.

(b)   Restructuring consists of charges incurred in connection with Project Shape, which is described in the Company’s 2004 annual report and 2005 half year financial statements. Restructuring net of taxes of CHF 14 million would be CHF 36 million.

(c)   Operating income margin is operating income expressed as a percentage of net sales.

(d)   Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net sales.

Reconciliation tables (unaudited)
(in millions of Swiss francs, except per share data)

Adjusted EBITDA before restructuring charges	Six months		Three months
Period ended June 30,	2005	2004	2005	2004
Adjusted EBITDA before restructuring charges	480	513	247	252
Restructuring charges	(50)	0	(42)	0
Depreciation and amortization	(208)	(183)	(105)	(92)
Operating income	222	330	100	160
Financial income and expense, net	(57)	(71)	(29)	(42)
Provision for income taxes	(46)	(55)	(20)	(17)
Minority interest	(3)	(3)	(2)	(2)
Income from discontinued operations, net of tax	30	0	30	0
Net income	146	201	79	99

Operating Income before restructuring changes	Six months		Three months
Period ended June 30,	2005	2004	2005	2004
Operating income before restructuring charges	272	330	142	160
Restructuring charges	(50)	0	(42)	0
Operating income	222	330	100	160

Net income before restructuring charges	Six months		Three months
Period ended June 30,	2005	2004	2005	2004
Net income before restructuring charges	182	201	109	99
Restructuring charges, net of tax	(36)	0	(30)	0
Net income	146	201	79	99

Earnings per share before restructuring charges	Six months		Three months
Period ended June 30,	2005	2004	2005	2004
Net income per share before restructuring charges	2.77	3.03	1.67	1.51
Restructuring charges, net of tax	(0.55)	0.00	(0.46)	0.00
Net income per share	2.22	3.03	1.21	1.51

Components of net debt	June 30, 2005	Dec 31, 2004
Short-term debt	261	559
Long-term debt	2 943	2 917
Total debt	3 204	3 476
Cash and cash equivalents	(779)	(1 614)
Short-term investments	(7)	(22)
Net debt	2 418	1 840

Free cash flow
Six months ended June 30,	2005	2004
Free cash flow before restructuring payments	(178)	10
Less: restructuring payments	(22)	0
Free cash flow	(200)	10
Add: net cash used in investing activities	128	796
Less: sales (acquisition) of businesses, net of cash	(32)	(684)
Net cash (used in) provided by continuing operations	(104)	122

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.